TRANSMISSÃO
PAULISTA

04 MAR -2 AM 7:21

Data *São Paulo, February 19, 2004* *Ref.CT/F//00578/2004*

04010227

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

The Board of Directors of this Company, in the meeting held on 02/16/2004, approved the resignation of Mrs. Lúcia Maria Dal Medico, member of the Board of Directors, and the election of Mr. Antonio Carlos Rizeque Malufe, to fill that vacancy in the referred to Board of Directors. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000

TRANSMISSÃO
PAULISTA

04 MAR -2 AM 7:21

Data *São Paulo, February 25, 2004* *Ref.CT/F/000603/2004*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista held on February 16, 2004, regarding the approval of the resignation and the election of members of the Board of Directors, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE 35300170571

ABSTRACT OF THE MINUTES OF THE 103rd MEETING OF THE BOARD OF DIRECTORS

On February 16, 2004, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities ..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, and informed he has received the request of **resignation of the Councilmember Mrs. Lucia Maria Dal Medico**, whose letter dated 02/02/2004 is filed in the Executive Secretariat of the Board of Directors, registering the thanks to the Councilmember for the collaboration given. Following, the Chairman of the Board of Directors read the document with the following wording: *"DECISION OF THE BOARD OF DIRECTORS' PRESIDENCY. Mr. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, using his attributions and before the privileges he is granted "ex-vi" of the Company's Bylaws appoints "ad referendum" of the General Shareholders' Meeting, Mr.* ***Antonio Carlos Rizeque Malufe****, Brazilian, judicially separated, lawyer, Identity Card (RG) No. 3,927,233, Taxpayer Card (CPF) No. 382,958,908-59, resident and domiciled at Rua Eliseu Visconti, 41, São Paulo/SP to hold the office of Councilmember of the Board of Directors, in the vacancy left by Mrs. Lucia Maria Dal Medico, for the remaining term of office of the substituted one, being maintained the remuneration established by CODEC – State Capital Defense Council. São Paulo, February 16, 2004. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors".* Following, the Councilmember Antonio Carlos Rizeque Malufe signed the Term of Inauguration and started performing his duties with the welcome wish of the Chairman of the Board of Directors to the new Councilmember ....

TRANSMISSÃO PAULISTA

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Alexandre Ribeiro Motta, Carlos Pedro Jens, Claudia Maria Costin, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, February 16, 2004

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors